UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☒ Form N-CEN
☐ Form N-CSR

For Period Ended: September 30, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

Intrepid Capital Management Funds Trust

Full Name of Registrant

Former Name if Applicable

1400 Marsh Landing Parkway, Suite 106

Address of Principal Executive Office (Street and Number)

Jacksonville Beach, FL 32250

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1344 (06-19)

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

The Registrant is unable to complete and file its Form N-CSR for the year ended September 30, 2022 within the prescribed time period without unreasonable effort or expense because the Registrant needs additional time to evaluate the financial statement impact and related control implications related to the fraudulent instruction regarding the purchase of new investments. During the year ended September 30, 2022, the Intrepid Income Fund wired $8,370,460 in response to a fraudulent wire request resulting in a loss to the Intrepid Income Fund, after an email account at the investment adviser was compromised as a result of a cyber-breach. The investment adviser assessed the recoverability of the funds as probable and subsequently recorded the recovery of the wired monies as an indemnified receivable from the investment adviser.  As of September 30, 2022, $8,370,460 was an outstanding receivable from the investment adviser.  The Intrepid Income Fund received the $8,370,460 from the investment adviser on November 30, 2022. The investment adviser has also agreed to indemnify and hold harmless the Funds  from and against all costs and expenses arising out of or related to the adviser’s deposit of the funds into the Income Fund. As a result of these events, the Registrant was unable to transmit the Funds’ annual reports to shareholders for the fiscal year ended September 30, 2022 within the timeframe prescribed by Rule 30e-1(c) of the 1940 Act. The Registrant currently expects to file its Form N-CSR on or before the 15th calendar day following the prescribed due date and will transmit the Funds’ annual reports to shareholders upon completion of such reports included in the Funds’ Form N-CSR.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notiﬁcation

Donald C. White	904	246-3433
(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).                Yes  ☒     No  ☐

(3)
Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?             Yes  ☐       No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Intrepid Capital Management Funds Trust

(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 13, 2022                                                                                                                                                                      By /s/ Donald C. White

INSTRUCTION: The form may be signed by an executive ofﬁcer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive ofﬁcer), evidence of the representative’s authority to sign on behalf of the registrant shall be ﬁled with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).